SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                   Arena Pharmaceuticals, Inc.
                        (Name of Issuer)

            Common Stock, par value $.0001 per share
                    (Title of Class of Stock)

                           040047 10 2
                         (CUSIP Number)

                          July 28, 2000
     (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13G

CUSIP No.

     040047 10 2
_____________________________________________________________

1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TRIPOS, INC.
         43-1454986
_____________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [  ]
          (b) [  ]

_____________________________________________________________

3    SEC USE ONLY

_____________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION

               UTAH
_____________________________________________________________

5    SOLE VOTING POWER NUMBER OF SHARES

               2,015,840
_____________________________________________________________

6    SHARED VOTING POWER BENEFICIALLY OWNED BY

               None
 _____________________________________________________________

7    SOLE DISPOSITIVE POWER EACH REPORTING

               2,015,840
_____________________________________________________________


8    SHARED DISPOSITIVE POWER PERSON WITH

               None
_____________________________________________________________

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,015,840
_____________________________________________________________

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES* [  ]

_____________________________________________________________

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                9.3%
_____________________________________________________________

12   TYPE OF REPORTING PERSON*

                CO
_____________________________________________________________
      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a)         Name of Issuer:

                  Arena Pharmaceuticals, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  6166 Nancy Ridge Drive
                  San Diego, CA 92121

Item 2(a)         Name of Person Filing:

                  Tripos, Inc.

Item 2(b)         Address of Principal Business Office

                  1699 South Hanley Road
                  St. Louis, MO 63144

Item 2(c)         Citizenship:

                  Tripos, Inc. is a Utah corporation with its principal offices in Missouri

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.0001 per share

Item 2(e)         CUSIP Number:

                  040047 10 2

Item 3.           If this statement is filed pursuant to 240.13d-
                  1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c)  [  ]  Insurance company as defined in section
               3(a)(19)of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
               80a-8)

               (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12
               U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section
               3(c)(14) of the Investment Company Act of 1940 (15
               U.S.C. 80a-3);

               (j)  [  ]  Group, in accordance with 240.13d
               (b)(1)(ii)(J).

    If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

Item 4.  Ownership:

         Amount Beneficially Owned:  2,015,840

         Percent of Class:  9.3%

         Number of shares as to such persons has:

         (i)  sole power to vote or to direct the vote: 2,015,840
         (ii) shared power to vote or to direct the vote:  none
         (iii)sole power to dispose or to direct the disposition of:2,015,840
         (iv) shared power to dispose or to direct the disposition of: none

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another
Person:

                  Not applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:

                  Not applicable

Item 8.  Identification and Classification of Member of the
Group:

                  Not applicable

Item 9.  Notice of Dissolution of Group:

                  Not applicable

Item 10. Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 8, 2000


                    TRIPOS, INC.


     By: /s/ John P. McAlister       /s/ Colleen A. Martin
         Chief Executive Officer     Chief Financial Officer


Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations.      (See 18 U.S.C. 1001)